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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 3)

                           Lamonts Apparel, Inc.


- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.01 per
    share, Series A Convertible
Preferred Stock, par value $.01 per
               share                             51362810
- -----------------------------------        -------------------------
   (Title of class of securities)                (CUSIP number)

                             Edward Wallach,
                    Esq. c/o The DBL Liquidating Trust
                               60 Broad St.
                    New York, NY  10004  (212) 232-5000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 24, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.











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 CUSIP No. 51362810                      13D


     1     NAME OF REPORTING PERSON:    New Street Capital Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0/0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0/0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0/0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0/0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0/0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0/0%

    14     TYPE OF REPORTING PERSON:    CO


































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 CUSIP No. 51362810                      13D


     1     NAME OF REPORTING PERSON:    The DBL Liquidating Trust

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0/0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0/0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0/0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0/0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0/0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0/0%

    14     TYPE OF REPORTING PERSON:    OO


































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     Item 1.   Security and Issuer
               -------------------
               This statement amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") relating to the Common Stock, par value $.01 per share ("Common Stock") and the Series A Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"), of Lamonts Apparel, Inc., a Delaware corporation ("Lamonts") by New Street Capital Corporation, a Delaware corporation ("New Street") and The DBL Liquidating Trust, a trust formed under the laws of the State of New York (the "DBL Trust"). The principal executive offices of Lamonts are located at 3650 131st Avenue, S.E., Bellevue, Washington 98006.


     Item 2.   Identity and Background
               -----------------------
               (a)-(c), (f) This Statement is being filed on behalf of New Street and the Trust. New Street and the DBL Trust are referred to herein as the "Reporting Persons."

               The DBL Trust is a liquidating trust established under the Second Amended and Restated Joint Plan of Reorganization for The Drexel Burnham Lambert Group Inc. dated March 9, 1992 (the "Plan"), which was filed with the United States Bankruptcy Court for the Southern District of New York, Chapter 11 Case No. 90 B 10421 (FGC). The DBL Trust is engaged principally in the business of liquidating assets contributed to the DBL Trust pursuant to the Plan with no objective to continue or engage in the conduct of a trade or business.

               New Street was a majority-owned subsidiary of the DBL Trust. New Street was engaged principally in the business of acting as a special purpose merchant bank formed for the purpose of maximizing the value of the assets contributed to it by the Drexel estates pursuant to the Plan. On February 25, 1994, the DBL Trust sold all issued and outstanding shares of capital stock of New Street owned by it to a subsidiary of WPS Investors, L.P.

               The principal business address of each of the Reporting Persons and the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization, other than one of the Reporting Persons, in which such employment is conducted) and citizenship of each officer, director and trustee of each of the Reporting Persons is listed on Schedule A.



























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               (d)-(e)  As described more fully in the Disclosure Statement dated December 20, 1991 relating to the Plan, certain predecessors to the Reporting Persons prior to the consummation of the Plan, including The Drexel Burnham Lambert Group Inc. ("DBL Group") and Drexel Burnham Lambert Incorporated ("Drexel"), were parties to criminal, civil and administrative proceedings arising in connection with the activities of Drexel's High Yield Bond Department. In January 1989, Drexel entered into a plea agreement with the United States Department of Justice ("DOJ") in which Drexel pleaded guilty to six criminal charges and agreed to pay fines and restitutionary payments and establish a civil disgorgement fund. In April 1989, Drexel and DBL Group entered into a Consent and Undertaking Agreement which settled a related Commission civil injunctive action and imposed certain operational changes and more stringent compliance procedures on Drexel and DBL Group. In June 1989, a Final Judgment of Permanent Injunction and Other Relief was entered against Drexel and DBL Group in the Commission civil proceedings in the United States District Court for the Southern District of New York (88 Cir. 6209) (MP).

               In addition to the foregoing, prior to the consummation of the Plan, predecessors to the Reporting Persons, including DBL Group and Drexel, were parties to civil and administrative proceedings with various self-regulatory organizations and state securities administrators relating to the subject matter of the DOJ and Commission actions and the securities activities of DBL Group and its subsidiaries.


     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------
               Item 3 is not applicable in that New Street has sold all shares of Common Stock and Preferred Stock which were owned by it.


     Item 4.   Purpose of Transaction
               ----------------------
               New Street has sold its entire holding of Common Stock and Preferred Stock. Neither New Street nor the DBL Trust has any present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.
































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     Item 5.   Interest in Securities of the Issuer
               ------------------------------------
               (a) As of February 24, 1994, New Street and the DBL Trust owned no shares of either Common Stock or Preferred Stock.

               (b) The number of shares of Common Stock and Preferred Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and in Item 4 and such information is incorporated herein by reference.

               (c) During the past sixty (60) days, New Street effected one transaction on February 24, 1994 in which it sold in a transaction on the third market which was reported over the National Association of Securities Dealers Automated Quotation System 1,023,761 shares of Common Stock at a price per share of $.72 and 511,881 shares of Preferred Stock at a price per share of $1.50.

               (d)  Not Applicable.

               (e) On February 24, 1994, New Street sold all shares of Common Stock and Preferred Stock owned by it and, thus, effective on such date, both New Street and the DBL Trust ceased being the beneficial owner of more than five percent of either security.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer
               ----------------------------------------
               Having sold all shares of Common Stock and Preferred Stock owned by it, New Street, and the DBL Trust as the owner as of the date of such sale (February 24, 1994) of approximately 99.8% of the issued and outstanding capital stock of New Street, are no longer subject to any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.


     Item 7.   Material to be Filed as Exhibits
               --------------------------------
               None.































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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 4, 1994        NEW STREET CAPITAL CORPORATION

                                   By: /s/ Holcombe T. Green, Jr.
                                      ---------------------------
                                      Holcombe T. Green, Jr.
                                      President


                                   THE DBL LIQUIDATING TRUST

                                   By: /s/ Paul T. Walker
                                      ---------------------------
                                      Paul T. Walker, not in his
                                       individual capacity, but
                                       solely as a Trustee

















































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                                   SCHEDULE A


     I.   DBL Trust

               Set forth below are the name, business address and position with DBL Trust and the present principal occupation or employment of each Trustee of DBL Trust. The principal business address of DBL Trust is 60 Broad Street, New York, New York 10004, and unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below is a citizen of the United States.




                                      Position with the DBL Trust
                                      and Present Principal
      Name and Business Address       Occupation or Employment
      -------------------------       ---------------------------


      George D. Gould                 Trustee; Vice-Chairman of
      Klingenstein, Fields            Klingenstein, Fields & Co.,
        & Co.                         L.P., a private money
      787 7th Avenue                  management firm
      6th Floor
      New York, New York  10019

      Robert P. Rittereiser           Trustee

      Paul T. Walker                  Trustee







































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     II.  NEW STREET

               Set forth below are the name, business address and position with New Street and the present principal occupation or employment of each director and executive officer of New Street. The principal business address of New Street is c/o Green Capital Investors, L.P., 3343 Peachtree Road, N.E., Atlanta, Georgia 30326, and unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below is a citizen of the United States.




                                      Position with the New Street
                                      and Present Principal
      Name and Business Address       Occupation or Employment
      -------------------------       ---------------------------


      Holcombe T. Green, Jr.          President and Director;
      c/o WestPoint Stevens Inc.      Chairman and Chief Executive
      1185 Avenue of the Americas     Officer of WestPoint Stores,
      13th Floor                      Inc.
      New York, New York  10036


      Julie M. Koers                  Secretary and Treasurer;
                                      Secretary and Treasurer of HTG
                                      Corp.



































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